                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the fiscal year ended December 31, 1997

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from       to

Commission file number 1-10410

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          Harrah's Entertainment, Inc.
                          Savings and Retirement Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Harrah's Entertainment, Inc.
                          1023 Cherry Road
                          Memphis, Tennessee 38117

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of Harrah's Entertainment, Inc.
  Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, with fund information, for each of the three years ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of Harrah's Entertainment, Inc. Savings and Retirement Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits, with fund information, for each of the three years ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 (Exhibit I) and of reportable transactions for the year ended December 31, 1997 (Exhibit II) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               ARTHUR ANDERSEN LLP

Memphis, Tennessee,
 April 17, 1998.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997

                                                                                 Fund Information
                                  -----------------------------------------------------------------------------------------------
                                                                                  Participant Directed Funds
                                  -----------------------------------------------------------------------------------------------
                                     Company      Aggressive      S&P 500     Long-Term      Income       Treasury     Executive
                                   Stock Fund     Stock Fund    Index Fund    Bond Fund       Fund          Fund       Life Fund
                                  ------------    -----------   -----------   ----------   -----------   -----------   ----------
                                                                                                                         (Note 5)
ASSETS

Investments (Notes 1, 2 and 3)
 Harrah's common stock            $120,795,432    $         -   $         -   $        -   $         -   $         -   $        -
 Mutual funds                                -     27,181,908             -    7,620,196             -    22,248,346            -
 Common/collective trust fund                -              -    75,016,238            -             -             -            -
 Guaranteed investment contracts             -              -             -            -             -             -    7,988,711
 Corporate securities                        -              -             -            -        30,037             -            -
 U.S. government and agency
  securities                                 -              -             -            -        39,058             -            -
 Temporary investments               2,122,448        881,714     1,198,497      158,392    51,138,731       306,224      466,107

Receivables
 Due from participants (Note 1)              -              -             -            -             -             -           -
 Interest and dividends                      -              -             -            -        61,386             -           -
 Due (to) from other funds            (450,495)      (209,556)       72,263      630,815       413,117      (483,299)     18,745
 Pending trades                              -              -             -            -     1,348,807             -           -
 Other                                       -              -             -            -             -             -      78,538

Cash                                   847,901        352,238       478,790       63,276       853,997       122,334           -
                                  ------------    -----------   -----------   ----------   -----------   -----------   ----------
Total assets                       123,315,286     28,206,304    76,765,788    8,472,679    53,885,133    22,193,605    8,552,101
                                  ------------    -----------   -----------   ----------   -----------   -----------   ----------

LIABILITIES

Advances from Harrah's                       -              -             -            -             -             -   (2,340,947)
Bank overdrafts                       (588,125)      (244,321)     (332,101)     (43,890)     (169,708)      (84,854)           -
Accrued expenses                      (100,470)       (37,777)      (59,832)      (6,660)      (38,641)      (13,904)           -
Accounts payable                      (204,734)       (64,967)     (121,044)     (30,735)      (75,916)      (39,957)    (552,032)
Other                                   (9,716)          (452)         (611)         (80)         (311)         (158)           -
                                  ------------    ------------  -----------   ----------   -----------   -----------   ----------
Total liabilities                     (903,045)      (347,517)     (513,588)     (81,365)     (284,576)     (138,873)  (2,892,979)
                                  ------------    ------------  -----------   ----------   -----------   -----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS $122,412,241    $27,858,787   $76,252,200   $8,391,314   $53,600,557   $22,054,732   $5,659,122
                                  ------------    ------------  -----------   ----------   -----------   -----------   ----------
                                  ------------    ------------  -----------   ----------   -----------   -----------   ----------



                                       Fund Information
                                  ---------------------------
                                     Non-
                                  Participant
                                   Directed
                                     Fund
                                  ----------
                                   ESOP Fund       Loan Fund       Total
                                  -----------     -----------   -----------

ASSETS

Investments (Notes 1, 2 and 3)
 Harrah's common stock            $  9,299,675    $         -   $130,095,107
 Mutual funds                                -              -     57,050,450
 Common/collective trust fund                -              -     75,016,238
 Guaranteed investment contracts             -              -      7,988,711
 Corporate securities                        -              -         30,037
 U.S. government and agency
  securities                                 -              -         39,058
 Temporary investments                       -              -     56,272,113

Receivables
 Due from participants (Note 1)              -     21,453,556     21,453,556
 Interest and dividends                      -              -         61,386
 Due (to) from other funds               8,410              -              -
 Pending trades                              -              -      1,348,807
 Other                                       -              -         78,538

Cash                                         -              -      2,718,536
                                  ------------    ------------  ------------
Total assets                         9,308,085     21,453,556    352,152,537
                                  ------------    ------------  ------------

LIABILITIES

Advances from Harrah's                       -              -     (2,340,947)
Bank overdrafts                              -              -     (1,462,999)
Accrued expenses                             -              -       (257,284)
Accounts payable                             -              -     (1,089,385)
Other                                        -              -        (11,328)
                                  ------------    ------------  ------------
Total liabilities                            -              -     (5,161,943)
                                  ------------    ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS   $9,308,085    $21,453,556   $346,990,594
                                  ------------    ------------  ------------
                                  ------------    ------------  ------------


      The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996


                                                                                 Fund Information
                                  -----------------------------------------------------------------------------------------------
                                                                                  Participant Directed Funds
                                  -----------------------------------------------------------------------------------------------
                                     Company      Aggressive      S&P 500     Long-Term      Income       Treasury     Executive
                                   Stock Fund     Stock Fund    Index Fund    Bond Fund       Fund          Fund       Life Fund
                                  ------------    -----------   -----------   ----------   -----------   -----------   ----------
                                                                                                                         (Note 5)

ASSETS
Investments (Notes 1 and 2)
 Harrah's common stock            $135,632,128     $         -  $         -  $        -    $          -  $         -   $        -
 Mutual funds                                -      17,773,235            -   8,902,563               -   17,164,516            -
 Common/collective trust fund                -               -   52,537,865           -               -            -            -
 Guaranteed investment contracts             -               -            -           -               -            -    7,840,674
 Corporate securities                        -               -            -           -      33,710,806            -            -
 U.S. government and agency
  securities                                 -               -            -           -      23,225,678            -            -
 Other                                       -               -            -           -       2,049,979            -            -
 Temporary investments               2,110,694         236,466      302,150      39,411         489,352      108,380      235,544

Receivables

 Due from participants (Note 1)              -               -            -           -               -            -            -
 Interest and dividends                      -               -            -           -         511,449            -            -
 Due (to) from other funds             495,533         934,948      548,072     (33,116)       (879,066)  (1,136,291)     151,977
 Contributions                         168,851          38,056       45,266       7,485          43,182       14,123            -
 Other                                     684               -            -           -               -            -       82,203

Cash                                   651,044          73,014       93,296      12,169         151,099       33,465            -
                                  ------------    ------------  -----------   ----------    -----------   -----------   ----------
Total assets                       139,058,934      19,055,719   53,526,649   8,928,512      59,302,479   16,184,193    8,310,398
                                  ------------    ------------  -----------   ----------    -----------   -----------   ----------

LIABILITIES

Advances from Harrah's                       -               -            -           -               -            -   (2,340,947)
Bank overdrafts                     (1,518,147)       (170,260)    (217,554)    (28,377)       (352,343)     (78,036)           -
Accrued expenses                      (199,960)        (52,718)     (61,572)    (10,653)        (60,393)     (18,514)           -
Accounts payable                             -               -      (10,431)          -      (2,286,159)      (3,484)    (552,032)
Other                                  (31,069)         (2,717)     (13,097)     (1,948)        (14,635)      (5,924)           -
                                  ------------    ------------  -----------   ----------    ------------ ------------  -----------
Total liabilities                   (1,749,176)       (225,695)    (302,654)    (40,978)     (2,713,530)    (105,958)  (2,892,979)
                                  ------------    ------------  -----------   ----------    ------------ ------------  -----------
NET ASSETS AVAILABLE FOR BENEFITS $137,309,758    $ 18,830,024  $53,223,995  $8,887,534     $56,588,949  $16,078,235   $5,417,419
                                  ------------    ------------  -----------   ----------    ------------ ------------  -----------
                                  ------------    ------------  -----------   ----------    ------------ ------------  -----------


                                       Fund Information
                                  ---------------------------
                                     Non-
                                  Participant
                                   Directed
                                     Fund
                                  ----------
                                   ESOP Fund       Loan Fund       Total
                                  -----------     -----------   -----------

ASSETS

Investments (Notes 1 and 2)
 Harrah's common stock             $10,809,098     $         -  $146,441,226
 Mutual funds                                -               -    43,840,314
 Common/collective trust fund                -               -    52,537,865
 Guaranteed investment contracts             -               -     7,840,674
 Corporate securities                        -               -    33,710,806
 U.S. government and agency
  securities                                 -               -    23,225,678
 Other                                       -               -     2,049,979
 Temporary investments                   1,752               -     3,523,749

Receivables
 Due from participants (Note 1)              -      21,687,690    21,687,690
 Interest and dividends                      -               -       511,449
 Due (to) from other funds             (82,057)              -             -
 Contributions                               -               -       316,963
 Other                                       -               -        82,887

Cash                                         -               -     1,014,087
                                  ------------    ------------  ------------
Total assets                        10,728,793      21,687,690   336,783,367
                                  ------------    ------------  ------------

LIABILITIES

Advances from Harrah's                       -               -    (2,340,947)
Bank overdrafts                              -               -    (2,364,717)
Accrued expenses                             -               -      (403,810)
Accounts payable                       (14,326)              -    (2,866,432)
Other                                        -               -       (69,390)
                                  ------------    ------------  ------------
Total liabilities                      (14,326)              -    (8,045,296)
                                  ------------    ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS $ 10,714,467    $ 21,687,690  $328,738,071
                                  ------------    ------------  ------------
                                  ------------    ------------  ------------



      The accompanying Notes to Financial Statements are an integral part of this statement.

                         HARRAH'S ENTERTAINMENT, INC.
                         SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                    Fund Information
                                         ------------------------------------------------------------------------------------------
                                                                               Participant Directed Funds
                                         ------------------------------------------------------------------------------------------
                                            Company     Aggressive     S&P 500    Long-Term      Income       Treasury    Executive
                                          Stock Fund    Stock Fund   Index Fund   Bond Fund       Fund          Fund      Life Fund
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
                                                                                                                          (Note 5)
NET INVESTMENT INCOME
   Interest                              $    207,435  $    36,094  $   103,055  $   10,731  $   3,958,749  $    19,457  $   21,029
   Dividends                                        -    2,493,299            -     548,485        604,594      886,789           -
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
                                              207,435    2,529,393      103,055     559,216      4,563,343      906,246      21,029
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                      13,455,144      357,037    3,095,294   3,472,373    426,467,256    3,475,184           -
   Aggregate cost                         (13,326,188)    (363,806)  (2,826,113) (3,510,300)  (427,259,849)  (3,475,184)          -
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
   Net realized gain (loss)                   128,956       (6,769)     269,181     (37,927)      (792,593)           -           -
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS            (6,135,421)   1,228,569   17,306,583     349,162       (620,801)           -     735,257
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
CONTRIBUTIONS
   Participants                             8,842,945    3,189,152    4,086,540     591,768      3,567,373    1,126,452           -
   Company                                  6,550,364    2,195,211    2,836,051     422,475      1,803,608      806,745           -
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
                                           15,393,309    5,384,363    6,922,591   1,014,243      5,370,981    1,933,197           -
OTHER
   Distributions to participants and
     beneficiaries                        (11,986,354)  (2,514,096)  (7,303,377)   (651,488)    (7,610,485)  (5,754,658)   (514,583)
   Transfers between funds                (11,911,103)   2,657,661    6,087,107  (1,675,667)    (3,514,232)   8,962,818           -
   Administrative expenses                   (594,339)    (250,358)    (356,935)    (53,759)      (384,605)     (71,106)          -
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
NET INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR BENEFITS          (14,897,517)   9,028,763   23,028,205    (496,220)    (2,988,392)   5,976,497     241,703

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                      137,309,758   18,830,024   53,223,995   8,887,534     56,588,949   16,078,235   5,417,419
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
   End of year                           $122,412,241  $27,858,787  $76,252,200  $8,391,314  $  53,600,557  $22,054,732  $5,659,122
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------
                                         ------------  -----------  -----------  ----------  -------------  -----------  -----------

                                                     Fund Information
                                                -------------------------
                                                    Non-
                                                 Participant
                                                  Directed
                                                   Fund
                                                -----------
                                                 ESOP Fund     Loan Fund         Total
                                                -----------   -----------    -------------
NET INVESTMENT INCOME
   Interest                                     $        -    $ 1,445,731    $   5,802,281
   Dividends                                             -              -        4,533,167
                                                -----------   -----------    -------------
                                                         -      1,445,731       10,335,448
                                                -----------   -----------    -------------
REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                            1,134,111              -      451,456,399
   Aggregate cost                                 (988,066)             -     (451,749,506)
                                                -----------   -----------    -------------
   Net realized gain (loss)                        146,045              -         (293,107)
                                                -----------   -----------    -------------
UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                   (649,967)             -       12,213,382
                                                -----------   -----------    -------------
CONTRIBUTIONS
   Participants                                          -              -       21,404,230
   Company                                              69              -       14,614,523
                                                -----------   -----------    -------------
                                                        69              -       36,018,753
OTHER
   Distributions to participants and
     beneficiaries                                (873,965)    (1,100,736)     (38,309,742)
   Transfers between funds                         (27,455)      (579,129)               -
   Administrative expenses                          (1,109)             -       (1,712,211)
                                                -----------   -----------    -------------
NET INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR BENEFITS                (1,406,382)      (234,134)      18,252,523

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                            10,714,467     21,687,690      328,738,071
                                                -----------   -----------     ------------
   End of year                                 $ 9,308,085    $21,453,556     $346,990,594
                                                -----------   -----------     ------------
                                                -----------   -----------     ------------



               The accompanying Notes to Financial Statements
                 are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                Fund Information
                                       --------------------------------------------------------------------------------------------
                                                                           Participant Directed Funds
                                       --------------------------------------------------------------------------------------------
                                         Company     Aggressive     S&P 500     Long-Term      Income       Treasury     Executive
                                        Stock Fund   Stock Fund   Index Fund    Bond Fund       Fund          Fund       Life Fund
                                       ------------  -----------  -----------  -----------  -------------  ----------   -----------
                                                                                                                          (Note 5)
NET INVESTMENT INCOME
   Interest                            $     85,149  $     8,625  $    24,784  $     4,662  $   4,119,998  $    8,581  $    11,553
   Dividends                                     -     1,443,087            -      716,785        215,529     844,585            -
                                       ------------  -----------  -----------  -----------  -------------  ----------   -----------
                                             85,149    1,451,712       24,784      721,447      4,335,527     853,166       11,553
                                       ------------  -----------  -----------  -----------  -------------  ----------   -----------
REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                    14,523,763    1,033,468    4,104,657    1,088,641    369,001,219   3,137,358            -
   Aggregate cost                        (9,349,397)    (997,824)  (3,079,235)  (1,085,122)  (369,936,453) (3,137,358)           -
                                       ------------  -----------  -----------  -----------  -------------  ----------   -----------
   Net realized gain (loss)               5,174,366       35,644    1,025,422        3,519       (935,234)          -            -
                                       ------------  -----------  -----------  -----------  -------------  ----------   -----------
UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS         (31,200,751)     108,890    8,535,784     (604,669)    (1,297,829)          -   (1,131,082)
                                       ------------  -----------  -----------  -----------  -------------  ----------   -----------
CONTRIBUTIONS
   Participants                          10,971,541    2,438,787    3,112,800      563,096      2,850,745   1,011,163            -
   Company                                7,492,343    1,556,769    2,006,493      389,196      2,017,605     656,236            -
                                       ------------  -----------  -----------  -----------  -------------  ----------   -----------
                                         18,463,884    3,995,556    5,119,293      952,292      4,868,350   1,667,399            -
OTHER
   Distributions to participants and
     beneficiaries                      (13,300,851)  (1,476,339)  (3,990,424)    (472,704)    (6,439,459) (2,787,806)    (511,468)
   Transfers between funds               (2,627,784)   5,738,338    4,058,146      213,219     (6,466,019)    827,018       (2,886)
   Administrative expenses                 (756,772)    (250,745)    (333,707)     (54,044)       (88,717)    (65,162)           -
                                       ------------  -----------  -----------  -----------  -------------  ----------   -----------
NET INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR BENEFITS        (24,162,759)   9,603,056   14,439,298      759,060     (6,023,381)    494,615   (1,633,883)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                    161,472,517    9,226,968   38,784,697    8,128,474     62,612,330  15,583,620    7,051,302
                                       ------------  -----------  -----------  -----------  ------------- -----------   -----------
   End of year                         $137,309,758  $18,830,024  $53,223,995  $ 8,887,534  $  56,588,949 $16,078,235  $ 5,417,419
                                       ------------  -----------  -----------  -----------  ------------- -----------   -----------
                                       ------------  -----------  -----------  -----------  ------------- -----------   -----------

                                                     Fund Information
                                                -------------------------
                                                    Non-
                                                 Participant
                                                  Directed
                                                   Fund
                                                -----------
                                                 ESOP Fund     Loan Fund         Total
                                                -----------   -----------    -------------
NET INVESTMENT INCOME
   Interest                                     $       118   $ 1,527,305    $   5,790,775
   Dividends                                              -             -        3,219,986
                                                -----------   -----------    -------------
                                                        118     1,527,305        9,010,761
                                                -----------   -----------    -------------
REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                             1,022,357             -      393,911,463
   Aggregate cost                                  (999,591)            -     (388,584,980)
                                                -----------   -----------    -------------
   Net realized gain (loss)                          22,766             -        5,326,483
                                                -----------   -----------    -------------
UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                  (2,462,944)            -      (28,052,601)
                                                -----------   -----------    -------------
CONTRIBUTIONS
   Participants                                           -             -       20,948,132
   Company                                                -             -       14,118,642
                                                -----------   -----------    -------------
                                                          -             -       35,066,774
OTHER
   Distributions to participants and
     beneficiaries                                 (755,793)            -      (29,734,844)
   Transfers between funds                          (50,122)   (1,689,910)               -
   Administrative expenses                         (264,552)            -       (1,813,699)
                                                -----------   -----------    -------------
NET INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR BENEFITS                 (3,510,527)     (162,605)     (10,197,126)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                             14,224,994    21,850,295      338,935,197
                                                -----------   -----------    -------------
   End of year                                  $10,714,467   $21,687,690    $ 328,738,071
                                                -----------   -----------    -------------
                                                -----------   -----------    -------------





                The accompanying Notes to Financial Statements
                   are an integral part of this statement.

                         HARRAH'S ENTERTAINMENT, INC.
                          SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                Fund Information
                                      ---------------------------------------------------------------------------------------------
                                                                           Participant Directed Funds
                                      ---------------------------------------------------------------------------------------------
                                         Company     Aggressive     S&P 500     Long-Term      Income       Treasury     Executive
                                        Stock Fund   Stock Fund   Index Fund    Bond Fund       Fund          Fund       Life Fund
                                      -------------  -----------  -----------  -----------  -------------  ----------   -----------
                                                                                                                          (Note 5)
NET INVESTMENT INCOME
   Interest                           $     167,091  $     2,729  $    18,152  $     3,950  $   4,063,033  $     8,764  $         -
   Dividends                                      -      281,594      222,699      487,722              -      852,043            -
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------
                                            167,091      284,323      240,851      491,672      4,063,033      860,807            -
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------
REALIZED GAIN (LOSS) ON  INVESTMENTS

   Aggregate proceeds                   176,823,320    2,285,069   22,733,931    4,773,759    382,169,977            -            -
   Aggregate cost                      (123,347,247)  (1,953,996) (19,801,212)  (4,586,597)  (381,528,827)           -            -
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------
   Net realized gain (loss)              53,476,073      331,073    2,932,719      187,162        641,150            -            -
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------
UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS         (34,479,120)     675,878    6,192,843      819,131      3,769,754            -            -
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------
CONTRIBUTIONS
   Participants                          12,600,382      933,238    2,383,150      449,623      3,316,793    1,107,898            -
   Company                                8,769,684      551,512    1,526,255      235,605      2,418,642      719,084            -
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------
                                         21,370,066    1,484,750    3,909,405      685,228      5,735,435    1,826,982            -
OTHER
   Distributions to participants and
     beneficiaries                      (14,528,025)    (106,902)  (2,868,583)    (130,710)    (7,010,748)  (1,975,670)    (495,602)
   Transfers between funds              (22,763,179)   6,333,753    5,489,055    8,448,867     (2,015,058)   4,475,334       (3,086)
   Transfers for spin-off               (16,820,769)  (1,996,362)  (5,522,510)  (4,157,672)    (6,905,858)  (2,753,804)    (548,938)
   Administrative expenses                 (483,416)     (40,100)    (106,921)     (18,450)      (478,985)     (53,817)           -
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------
NET INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR BENEFITS        (14,061,279)   6,966,413   10,266,859    6,325,228     (2,201,277)   2,379,832   (1,047,626)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                    175,533,796    2,260,555   28,517,838    1,803,246     64,813,607   13,203,788    8,098,928
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------
   End of year                        $ 161,472,517  $ 9,226,968  $38,784,697   $8,128,474  $  62,612,330  $15,583,620  $ 7,051,302
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------
                                      -------------  -----------  -----------  -----------  -------------  -----------  -----------

                                              Fund Information
                                        --------------------------
                                             Non-
                                          Participant
                                           Directed
                                            Fund
                                        ------------
                                          ESOP Fund     Loan Fund         Total
                                        ------------   -----------    -------------
NET INVESTMENT INCOME
   Interest                              $       319   $ 1,555,553    $   5,819,591
   Dividends                                       -             -        1,844,058
                                        ------------   -----------    -------------
                                                 319     1,555,553        7,663,649
                                        ------------   -----------    -------------
REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                     14,826,674             -      603,612,730
   Aggregate cost                        (11,114,433)            -     (542,332,312)
                                        ------------   -----------    -------------
   Net realized gain (loss)                3,712,241             -       61,280,418
                                        ------------   -----------    -------------
UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS           (2,433,756)            -      (25,455,270)
                                        ------------   -----------    -------------
CONTRIBUTIONS
   Participants                                    -             -       20,791,084
   Company                                   371,642             -       14,592,424
                                        ------------   -----------    -------------
                                             371,642             -       35,383,508
OTHER
   Distributions to participants and
     beneficiaries                        (1,525,468)            -      (28,641,708)
   Transfers between funds                    (9,714)       44,028                -
   Transfers for spin-off                   (844,424)   (1,596,056)     (41,146,393)
   Administrative expenses                     1,229             -       (1,180,460)
                                        ------------   -----------    -------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS             (727,931)        3,525        7,903,744

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                      14,952,925    21,846,770      331,031,453
                                        ------------   -----------    -------------
   End of year                          $ 14,224,994   $21,850,295    $ 338,935,197
                                        ------------   -----------    -------------
                                        ------------   -----------    -------------

                 The accompanying Notes to Financial Statements
                    are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of the Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan," formerly The Promus Companies Incorporated Savings and Retirement Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

The Plan

Effective June 30, 1995, The Promus Companies Incorporated ("Promus") was split into two independent public corporations (the "Spin-off"). Promus, which was renamed Harrah's Entertainment, Inc. ("Harrah's"), retained the casino entertainment business. Promus' hotel operations were transferred to a newly created company, Promus Hotel Corporation ("PHC"). The agreements governing the terms of the Spin-off transaction required that the assets allocable to those participants in the Plan who became employees of PHC be transferred to a new savings and retirement plan (the "PHC Plan"), which was established for the benefit of the eligible employees of PHC and its affiliates. Concurrent with the completion of the Spin-off, the Plan was renamed the Harrah's Entertainment, Inc. Savings and Retirement Plan. Participants' investments in Promus common stock through the Company Stock Fund and the ESOP Fund were converted into investments in the common stock of their employer, either Harrah's or PHC, after the Spin-off.

The Plan was established by Harrah's effective February 6, 1990, to include eligible employees of Harrah's and its affiliates (the "Company") for the primary purpose of allowing these employees to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Investment Funds

By election of a participant, his or her account balance (comprised of contributions, Company matching funds and accumulated earnings) can be invested in one or in a combination of up to six separate funds (collectively, the "Funds") of the Plan in 1% increments as follows (10% increments prior to October 1, 1996):

I. Company Stock Fund - invested in Harrah's common stock which provides a return based on the change in market value of Harrah's common stock, including any dividends declared thereon;

II. Aggressive Stock Fund - invested in the Delaware Trend Institutional Fund, a mutual fund comprised primarily of a mix of common stocks of emerging and other growth-oriented companies, including securities convertible to common stocks;

III. S&P 500 Index Fund (formerly called the Diversified Stock Fund) - invested in the State Street Bank Flagship Fund, an S&P 500 Indexed common/collective trust fund, which provides a return based on the performance of the stocks included within the Flagship Fund, including dividends thereon;

IV. Long-Term Bond Fund - invested in the Vanguard Long-Term Corporate Portfolio, a mutual fund with investments in a diversified mix of long-term investment grade bonds;

V. Income Fund - invested primarily in intermediate-term bonds issued by corporations and by the United States Government and its agencies, as directed by Western Asset Management Company, the fund's investment manager; or

VI. Treasury Fund - invested in the Dreyfus Treasury Fund, a money market mutual fund that invests solely in United States Treasury Department backed short-term securities issued by the United States Government.

The Plan also includes three other special purpose funds, as follows:

I. Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 5 - Executive Life Investment for further details.

II. ESOP Fund - accounts for special contributions by Harrah's of its common stock or cash equivalents to eligible employees. The ESOP Fund was established within the Plan to serve as a means to monitor the accounts and records of the participants. Participants are not allowed to make contributions to their ESOP account and distributions can be made only after a participant terminates employment.

III. Loan Fund - separately tracks loans to participants as provided for under the Plan.

Occasionally, the Funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in temporary investments. At December 31, 1997, the Income Fund held $51.1 million in temporary investments due to the liquidation of the securities investments in anticipation of the January 2, 1998 transfer of funds to State Street Global Advisors (see Note 9).

Plan Administration

The general administration of the Plan is the responsibility of its Trustees, who are appointed by the Human Resources Committee of the Harrah's Board of Directors, and who act as the Plan Administrator. The Trustees perform the duties and exercise the authority set forth in the Plan and Trustee Agreements. The Trustees have delegated certain of their authority to individuals for purposes of day-to-day administration.

Employee Eligibility, Vesting and Termination

Employees of the Company become eligible to join the Plan on the first entry date (January 1 or July 1) following completion of 12 months during which the employee is credited with at least 1,000 hours of service. Participants vest in Company matching contributions over seven calendar years of credited service as follows:



                  Years of                                    Vested
                 Credited Service                            Percentage
                 ----------------                            ----------
                    One                                         10%
                    Two                                         20%
                    Three                                       30%
                    Four                                        40%
                    Five                                        60%
                    Six                                         80%
                    Seven                                      100%



An employee's active participation in the Plan ceases upon separation of service at which time his or her vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.

Plan Expenses

As sponsor of the Plan, Harrah's, through its wholly-owned subsidiary, Harrah's Operating Company, Inc. ("HOC"), initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services solely for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amounts of approximately $1.6 million, $1.1 million and $1.2 million for 1997, 1996 and 1995, respectively. Such costs are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

Participants' Contributions and Withdrawals

Participants can elect to make basic contributions ranging from two to six percent of their eligible earnings, as defined. These contributions are then matched by the Company. If a non-highly compensated participant is making basic pre-tax contributions of six percent of his earnings to the Plan, the participant could elect to make supplemental contributions of up to an additional 10% of which up to 8% can be pre-tax dollars. Highly compensated employees could contribute up to an additional 10% of after-tax dollars as supplemental contributions. The Company will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and Internal Revenue Service rules. In-service withdrawals of pre-tax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, the Company will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty. If a participant ceases to make contributions to the Plan, the participant's equity may remain constant, except for allocation of earnings, gains and losses on the Plan's investments.

Allocation of Forfeitures and Net Plan Income

As required by the Plan, forfeited amounts attributed to non-vested Company matching contributions of terminated employees will not be reallocated to remaining participants for a period of five years. Employees who return to service within that period will be credited, subject to further vesting, at the date of rehire with the unallocated equity amount. The total amount of potential forfeitures of terminated non-vested participants at December 31, 1997 was approximately $3.2 million. Forfeitures are allocated to active participants based upon their total basic contributions for the year. The Plan Administrator reallocated approximately $0.5 million, $0.3 million and $0.5 million of forfeited funds during 1997, 1996 and 1995, respectively.

Net Plan income (i.e. unrealized appreciation/depreciation of investments, dividend and interest income, and realized gains or losses on the sale of investments) is allocated monthly to active participants based upon the individual's prior month-end equity balance. For purposes of calculating the realized gains or losses on investments, the Plan uses the revalued cost (i.e. the fair value of the assets at the beginning of the current plan year).

Loans

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of the participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which maximum is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear interest at a rate set by the Plan Administrator, and are secured by the account balance of the participant equal to the outstanding loan amount. Principal and interest paid by a participant are credited to the participant's account. At both December 31, 1997 and 1996, these loans had interest rates ranging from 7.5% to 9.5%.

Accounting Policies

The American Institute of Certified Public Accountants issued Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective for fiscal years beginning after December 15, 1994. The application of SOP 94-4 to investment contracts entered into before December 31, 1993 is delayed to plan years beginning after December 15, 1995. SOP 94-4 changes the Plan's reporting for certain investment contracts (as defined in SOP 94-4) from contract value to fair market value. The Plan adopted SOP 94-4 during 1996, which resulted in a reduction in the carrying value of the Executive Life Insurance guaranteed investment contract of approximately $1.1 million. The changes in market value for 1997 and 1996 are included in unrealized appreciation (depreciation) of investments in the accompanying statement of changes in net assets available for benefits. The contract value was approximately $8.4 million and $9.0 million as of December 31, 1997 and 1996, respectively. See Note 5 for further discussion.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - VALUATION OF INVESTMENTS

Investments in securities, common/collective trust funds and mutual funds are stated at market values on the last business day of the plan year.

NOTE 3 - INVESTMENTS

The fair market values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1997 and 1996, were as follows:


                                                            1997                      1996
                                                         ----------                ----------

Harrah's Entertainment, Inc.
    Common Stock                                         $130,095,107               $146,441,226

Delaware Trend Institutional Fund                          27,181,908                 17,773,235

Dreyfus Treasury Fund                                      22,248,346                 17,164,516

State Street Bank Flagship Fund                            75,016,238                 52,537,865

Loans to Participants                                      21,453,556                 21,687,690

Fidelity Institutional Cash-U.S.
    Govt. Portfolio                                        50,526,283                          -


NOTE 4 - EXCESS CONTRIBUTIONS

Certain plan participants received a refund of a portion of their contributions and attributable earnings totaling approximately $152,000, $54,000 and $53,000 in 1997, 1996 and 1995, respectively. These refunds were paid in accordance with Internal Revenue Code Section 401(m) which requires that certain nondiscriminatory tests related to the overall composition of participants' contributions be met and Section 415 which requires annual contributions not to exceed 25% of the participant's compensation, as defined.

NOTE 5 - EXECUTIVE LIFE INVESTMENT

On May 1, 1991, the Plan was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company ("Executive Life") and held in the Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by the Company due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. The Company has agreed to pay to the Plan any deficiency between the $12.9 million and any amounts finally paid under the contract. The Company has also agreed to make interest free loans to the Plan, which are to be repaid out of any amounts received under the contract, so that persons who leave or who have already left the Company's employment may withdraw the vested portion of the Executive Life guaranteed investment contract, as well as other vested funds. Amounts loaned to the Plan are reflected in the accompanying statements of net assets available for benefits as advances from Harrah's.

On September 3, 1993, the California Department of Insurance closed on a rehabilitation transaction with Aurora National Life Assurance Company ("Aurora"), whereby substantially all Executive Life assets and restructured liabilities were transferred to Aurora. Additionally, on September 3, 1993, Aurora made a payment of approximately $1.9 million to the Plan which reduced the principal of the Executive Life contract. Of this payment, approximately $0.4 million was paid to Harrah's to reduce the advances from Harrah's balance. The remaining amount was used to unfreeze part of the Executive Life Fund for each participant on a pro-rata basis.

On February 4, 1994, the Plan elected to participate in an ongoing rehabilitation plan offered by Aurora. This plan provides for recovery of a minimum of 77.7% of the March 31, 1991 book value.

On July 29, 1996 and again on April 22, 1997, Aurora made a payment of approximately $0.1 million to the Plan which reduced the principal of the Executive Life contract. These payments will be used to unfreeze part of the Executive Life Fund for each participant on a pro-rata basis.

Under the Plan Amendment that governs the Executive Life contract, non-benefit responsive distributions are allocated pro-rata among the remaining participants (based upon their investment in the contract) and to the Company (based on the Plan's payable to the Company). Benefit responsive distributions are allocated to the Company as the Company previously loaned the Plan the funds for the distributions. In April 1995, Aurora began honoring requests for distributions for terminated participants, as well as for hardship withdrawals. During 1996, Aurora discontinued reimbursements for hardship withdrawals. Harrah's remains liable to the Plan for any deficiency between the book value and amounts ultimately received. The restructured contract matures on September 3, 1998, and is presently earning interest at approximately 5%.

The accounts payable balance for the Executive Life Fund as of December 31, 1997 and 1996, primarily represents a payable to the PHC Plan for that plan's portion of the Executive Life contract (see Note 1). The plan administrator expects to repay the PHC Plan once the maturity proceeds are received from Aurora.

NOTE 6 - PLAN QUALIFICATION

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the Internal Revenue Code ("IRC"); therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated November 19, 1992, has been received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 - RECONCILIATION TO FORM 5500

As of December 31, 1996, the Plan had approximately $0.7 million of pending distributions to participants who elected to withdraw from the Plan. As of December 31, 1997, the Plan had no pending distributions to participants, due to the scheduled conversion to a different outside recordkeeper as of January 2, 1998 (see Note 9). The 1996 amount was recorded as a liability in the Plan's Form 5500; however, the amount was not recorded as a liability in the accompanying 1996 statement of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1997 and 1996:



                             Benefits Payable to                        Net Assets Available     Net Assets Available
                               Participants at        Benefits Paid        for Benefits             for Benefits
                              December 31, 1997       During 1997        December 31,1996         December 31, 1997
                              -----------------       -------------     --------------------     --------------------

Per financial
statements                        $             -       $38,309,742            $328,738,071            $346,990,594

Accrued benefit
payment                                         -                 -                       -                       -

Reversal of 1996
accrual for benefit
payment                                         -          (700,000)               (700,000)                      -
                                  ---------------     -------------           -------------          --------------
Per Form 5500                     $             -       $37,609,742            $328,038,071            $346,990,594
                                  ---------------     -------------           -------------          --------------
                                  ---------------     -------------           -------------          --------------


NOTE 9 - SUBSEQUENT EVENT

Due to the volatility of the stock market, the per share value of Harrah's common stock has increased from $18.875 at December 31, 1997, to $25.000 at April 17, 1998. This increase in per share market value would result in an approximately $160.0 million and $12.3 million balance in Harrah's common stock for the Company Stock Fund and the ESOP Fund, respectively, if such funds were valued at April 17, 1998.

Effective January 2, 1998, State Street Global Advisors (SSGA) began administering the Plan. SSGA will provide recordkeeping, accounting, daily trading, trustee, custodial, and investment management services. In connection with this change, Fund options will remain the same; however, certain of the underlying investments will change. As a result of the change to daily valuation, participants are no longer required to give written notice to apply for a loan or to request a withdrawal from the Plan. Those requests will be submitted via telephone to SSGA's operated voice response unit.

                                                                       EXHIBIT I
                                                                     Page 1 of 2

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997



                                                                               Cost                      Market Value
                                                                            ----------                   ------------

HARRAH'S ENTERTAINMENT, INC.
 COMMON STOCK
Company Stock Fund*                                                           $102,310,902               $120,795,432
ESOP Fund*                                                                       8,176,472                  9,299,675
                                                                           ---------------            ---------------
                                                                               110,487,374                130,095,107
                                                                           ---------------            ---------------

MUTUAL FUNDS
Delaware Trend Institutional Fund                                               25,097,467                 27,181,908
Dreyfus Treasury Fund                                                           22,248,346                 22,248,346
Vanguard - Long-Term Corporate Portfolio                                         7,181,726                  7,620,196
                                                                           ---------------            ---------------
                                                                                54,527,539                 57,050,450
                                                                           ---------------            ---------------

COMMON/COLLECTIVE TRUST FUND
State Street Bank Flagship Fund                                                 42,095,914                 75,016,238
                                                                           ---------------            ---------------

GUARANTEED INVESTMENT CONTRACTS
Executive Life Insurance Company                                                 8,384,536                  7,988,711
                                                                           ---------------            ---------------

INCOME FUND:
CORPORATE SECURITIES
First Boston Mortgage Securities Corporation, Series A
   Class PO, 0.00%, dated 3/1/87, due 5/16/18                                       11,173                     11,595
Mego FHA 1996-2, Class A1, 7.275% dated 8/1/96,
   due 8/25/17                                                                      17,917                     18,442
                                                                           ---------------           ----------------
                                                                                    29,090                     30,037
                                                                           ---------------           ----------------
U.S. GOVERNMENT AND AGENCY SECURITIES
FHLMC Pool #181282, 7.50%, dated 8/1/82, due 9/1/07                                  5,408                      5,437
FNMA Pool #303323, 9.00%, dated 4/1/95, due 4/1/25                                  12,575                     13,079
FNMA Pool #313654, 6.00%, dated 7/1/97, due 7/1/12                                  20,069                     20,542
                                                                           ---------------           ----------------
                                                                                    38,052                     39,058
                                                                           ---------------           ----------------
                                                                                    67,142                     69,095
                                                                           ---------------            ---------------

                                                                       EXHIBIT I
                                                                     Page 2 of 2

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997


                                                                               Cost                      Market Value
                                                                          ----------------            ---------------
LOANS TO PARTICIPANTS, 7.5% to 9.5%                                                    N/A                 21,453,556
                                                                          ----------------            ---------------
TEMPORARY INVESTMENTS
Fidelity Money Market Trust                                                      5,745,830                  5,745,830
Fidelity Institutional Cash-U.S. Govt. Portfolio                                50,526,283                 50,526,283
                                                                          ----------------            ---------------
                                                                                56,272,113                 56,272,113
                                                                          ----------------            ---------------

        Total Investments                                                     $271,834,618               $347,945,270
                                                                          ----------------            ---------------
                                                                          ----------------            ---------------

* Represents a party-in-interest transaction.

                                                                      EXHIBIT II
                                                                     Page 1 of 2

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                         Current
                                                                                                         Value of
                                                                                                        Assets on
                                                          Purchase      Selling      Cost of Assets    Transaction
          Description                                       Price         Price           Sold             Date        Gain (Loss)
---------------------------------------------------    ------------    -----------   --------------    ------------    -----------
Series of Transactions:

Fidelity Institutional Cash
    Purchases/sales                                     $161,624,989  $111,098,706     $(111,098,706)    $111,098,706    $       -

Fidelity Money Market Trust
    Purchases/sales                                       63,325,000    61,425,000       (61,425,000)      61,425,000            -

U.S. Treasury Note, 6.00%, dated 7/31/97, due 7/31/02
    Purchases/sales                                       17,606,481    17,622,375       (17,606,481)      17,622,375       15,894

U.S. Treasury Note, 5.75%, dated 12/1/97, due 11/30/02
    Purchases/sales                                       47,172,390    47,195,334       (47,172,390)      47,195,334       22,944

U.S. Treasury Note, 7.00%, dated 7/15/96, due 7/15/06
    Purchases/sales                                        7,171,388    10,105,320       (10,124,637)      10,105,320      (19,317)

U.S. Treasury Note, 6.25%, dated 2/28/97, due 2/28/02
    Purchases/sales                                       10,913,358    10,866,391       (10,913,358)      10,866,391      (46,967)

U.S. Treasury Note, 6.375%, dated 5/15/97, due 5/15/07
    Purchases/sales                                       12,284,228    12,302,266       (12,284,228)      12,302,266       18,038

U.S. Treasury Note, 6.50%, dated 6/2/97, due 5/31/02
    Purchases/sales                                       10,128,711    10,162,414       (10,128,711)      10,162,414       33,703

U.S. Treasury Note, 6.25%, dated 6/30/97, due 6/30/02
    Purchases/sales                                       14,125,174    14,150,494       (14,125,174)      14,150,494       25,320


                                                                     EXHIBIT II
                                                                    Page 2 of 2

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                         Current
                                                                                                         Value of
                                                                                                        Assets on
                                                          Purchase      Selling      Cost of Assets    Transaction
          Description                                       Price         Price           Sold             Date        Gain (Loss)
---------------------------------------------------    -----------    ------------   -------------     --------------  -----------
Series of Transactions, continued:

U.S. Treasury Note, 5.875%, dated 9/30/97, due 9/30/02
    Purchases/sales                                    11,185,819      11,214,130     (11,185,819)      11,214,130          28,311

Harrah's Entertainment, Inc. Stock
    Purchases/sales                                     4,624,913      13,455,144     (10,714,630)      13,455,144       2,740,514


Single Transactions:

Fidelity Institutional Cash
    Purchase                                           24,611,303               -               -       24,611,303               -
    Purchase                                           41,504,143               -               -       41,504,143               -
    Sale                                                        -      39,049,070     (39,049,070)      39,049,070               -


U.S. Treasury Note, 5.75%, dated 12/1/97, due 11/30/02
    Purchase                                           39,981,250               -               -       39,981,250               -
    Sale                                                        -      40,412,088     (40,369,911)      40,412,088          42,177


                                    Signature
                                 --------------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            HARRAH'S ENTERTAINMENT, INC.
                                            SAVINGS AND RETIREMENT PLAN

                                        By:  /s/ Judy T. Wormser
                                             ----------------------------
                                            Judy T. Wormser
                                            Authorized Trustee of the Plan and
                                            Vice President and Controller of
                                            Harrah's Entertainment, Inc.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation of our report dated April 17, 1998, included in this Form 11-K for the year ended December 31, 1997, into Harrah's previously filed Registration Statement File No. 33-59975.





                                         ARTHUR ANDERSEN LLP

Memphis, Tennessee,
  June 1, 1998.